November 5, 2019

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: The Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of the Leader Funds Trust (the “Trust”) (File Nos. 333-229484 and 811-23419)

Ladies and Gentlemen:

On behalf of Leader Funds Trust (the “Trust”) and its series, the Leader Floating Rate Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 4 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 4”). Post-Effective Amendment No. 4 is being filed for the purpose of changing the Fund’s name, 80% investment policy, in addition to other non-material changes. The Fund’s investment objective is not fundamental and may be changed by the Fund’s Board of Trustees upon 60 days written notice to shareholders.

There have been no other material changes to the Funds’ disclosure and operations. Substantially all of the disclosure in the Prospectus and Statement of Additional Information has been reviewed by the staff of the U.S. Securities and Exchange Commission in prior filings by the Funds. Consequently, on behalf of the Funds, we hereby request that Post-Effective Amendment No. 4 be given limited review by the Staff.

If you have any questions concerning the foregoing, please contact the undersigned at (720) 657-3006 or John.Yoder@Practus.com.

Very truly yours,

/s/ John Yoder

On behalf of Practus, LLP